ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group.  Your risk retention group may not be subject to all of the insurance laws and regulations of your state.  State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the "Insured")                                                                                    Bond Number:

Franklin Resources, Inc.                                                                                  87170112B

Principal Office:                                                          Mailing Address:

            One Franklin Parkway 960/4                                       One Franklin Parkway 960/4

            San Mateo, CA 94403-1606                                        San Mateo, CA 94403-1606

Item 2.	Bond Period: from 12:01 a.m. on	June 30, 2012	, to 12:01 a.m. on	June 30, 2013	, or

the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

Item 3.	Limit of Liability--
	Subject to Sections 9, 10 and 12 hereof:
			LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
	Insuring Agreement A-	FIDELITY	$100,000,000	$250,000
	Insuring Agreement B-	AUDIT EXPENSE	$50,000	$10,000
	Insuring Agreement C-	ON PREMISES	$100,000,000	$250,000
	Insuring Agreement D-	IN TRANSIT	$100,000,000	$250,000
	Insuring Agreement E-	FORGERY OR ALTERATION	$100,000,000	$250,000
	Insuring Agreement F-	SECURITIES	$100,000,000	$250,000
	Insuring Agreement G-	COUNTERFEIT CURRENCY	$100,000,000	$250,000
	Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
	Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$100,000,000	$250,000

	If "Not Covered" is inserted opposite any Insuring Agreement above, such Insuring Agreement
	and any reference thereto shall be deemed to be deleted from this Bond.

	OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

	Insuring Agreement J-	COMPUTER SECURITY	$100,000,000	$250,000

Item 4.  Offices or Premises Covered--All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider.  Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6-7-8-9-10-11-12-13-14-15-16-17-18-19-20-21-22-23-24

            and of all Riders applicable to this Bond issued during the Bond Period.

By: /S/ Catherine Dalton_____

Authorized  Representative

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.     FIDELITY

Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.      AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.     ON PREMISES

Loss resulting from Property that is (1) located or reasonably believed by the Insured to be located within the Insured’s offices or premises, and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D.     IN TRANSIT

Loss resulting from Property that is (1) in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.      FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent. This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.      SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.     COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit. This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.     UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)  uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)  any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.       PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)  is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)  is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)  is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

(1)  the failure to pay for shares attempted to be purchased; or

(2)  any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)  any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

(4)  any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5)  the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6)  a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7)  the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.     ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER--NOTICE

1.   Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.   If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.      WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.     COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1.   an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2.   in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.     INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS

AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING

PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1.  DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.     “Alteration”  means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.      “Application”  means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.     “Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D.     “Counterfeit”  means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E.      “Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F.      “Depository”  means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G.     “Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H.     “Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I.       “Employee”  means:

(1)  each officer, director, trustee, partner or employee of the Insured, and

(2)  each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)  each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)  each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)  each officer, director, trustee, partner or employee of

(a)  an investment adviser,

(b)  an underwriter (distributor),

(c)  a transfer agent or shareholder accounting recordkeeper, or

(d)  an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)  each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)  each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)  each officer, partner or employee of

(a)  any Depository or Exchange,

(b)  any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c)  any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)  in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J.      “Exchange”  means any national securities exchange registered under the Securities Exchange Act of 1934.

K.     “Forgery” means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

L.      “Items of Deposit” means one or more checks or drafts.

M.     “Investment Company” or “Fund”  means an investment company registered under the Investment Company Act of 1940.

N.     “Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O.     “Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P.      “Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q.     “Phone/Electronic Transaction Security Procedures” means security procedures for Phone/
Electronic Transactions as provided in writing to the Underwriter.

R.     “Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S.      “Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

T.      “Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U.     “Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V.     “Self Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W.    “Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X.     “Single Loss” means:

(1)  all loss resulting from any one actual or attempted Theft committed by one person, or

(2)  all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

(3)  all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(4)  all expenses incurred with respect to any one audit or examination, or

(5)  all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y.     “Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z.      “Theft” means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2.  EXCLUSIONS

THIS BOND DOES NOT COVER:

A.     Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.           Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.      Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.     Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E.      Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F.      Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.     Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.     Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.       Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

(1)  to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)  to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.       All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.     Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.      Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.     Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.     Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.     Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.      Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.     Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3.  ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4.  LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys' Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

SECTION 5.  DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)  becomes aware of facts, or

(2)  receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6.  VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)  the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)  the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)  the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7.  LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8.  SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9.  NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10.  MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11.  OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12.  DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13.  TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14.  RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.  the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.   the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.   the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.  for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.   if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.   each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.  the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.   the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.   the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18.  CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19.  COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

1

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the following entities shall be deemed to be Insureds named in Item 1 of the Declarations:  (1) any subsidiary more than 50% owned (directly or indirectly) by Franklin Resources, Inc., and (2) any Investment Company advised, distributed, or administered by Franklin Resources, Inc. or any of its wholly-owned subsidiaries (individually and/or collectively referred to as "Franklin"), whether such Investment Company is  considered active, inactive, or dissolved, provided, in each case, that Franklin has responsibility for placing fidelity bond insurance coverage for such subsidiary or Investment Company.

It is further understood and agreed that the term “Investment Company,” as used in this rider, shall include any investment company, whether or not registered under the Investment Company Act of 1940, except that non-registered investment companies shall not be insured under Insuring Agreement A, “Fidelity,” with respect to $72 million part of the Limit of Liability set forth in Item 3 of this Bond.

It is further understood and agreed that notwithstanding anything to the contrary above, none of the following shall be deemed to be, or be otherwise included as, Insureds for purposes of Item 1 of the Declarations or otherwise under this Bond: Franklin Templeton Bank & Trust, F.S.B., Franklin Capital Corporation, RIVA Financial Systems Limited and Darby Overseas Investments Ltd.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not  an Insured Fund ("Non-Fund") or any Employee of a Non-Fund, except  loss, otherwise covered by the terms of this Bond, resulting from or in connection with professional services within the scope of the Non-Fund’s general business activities rendered by the Non-Fund to any client of the Non-Fund.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

        ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, acts or omissions of any Insured or any Employee of any Insured where such loss is based upon, arises out of or in any way involves the provision of services to any Plan, EXCEPT  loss, otherwise covered by the terms of this Bond, resulting from, or in connection with the business of:

(a)          the provision of Investment Advisory Services by an Insured to any In-House Plan; or

(b)         the provision of Administrative Services by an Insured to any In-House Plan;

(c)          the provision of Investment Advisory Services by an Insured (“Adviser”) to any Third Party Plan that is a client of the Adviser; or

(d)         the provision of Administrative Services by an Insured to any Third Party Plan that is a client of the Insured.

It is further understood and agreed that Insuring Agreements C and D only cover loss of Property which an Insured uses or holds, or in which the Insured has an interest, in each case in connection with (a), (b), (c) or (d) above.

It is further understood and agreed that notwithstanding the foregoing, this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with, and Insuring Agreements C and D do not cover loss of Property which an Insured uses or holds, or in which it has an interest, in each case in connection with:

(1)               the discretionary voting by or on behalf of any Plan of Designated Securities owned or held by such Plan, unless, in the case of a vote by or on behalf of the Plan, such vote was pursuant to the direction of a majority of trustees of such Plan who were not then Interested Trustees;

(2)               custodial services for the safekeeping and custody of securities or other property;

(3)               liability of an Insured arising from its status as the employer of employees covered by a Plan (including liability arising from the Insured’s failure to collect contributions or to pay benefits); or

(4)               in the case of an Insured acting or purporting to act as a trustee or “directed trustee” for any Third Party Plan, any liability of the Insured arising from its actual or alleged status as a fiduciary (within the meaning of the Employee Retirement Security Act of 1974, as amended (“ERISA”)) to any such Third Party Plan or its actual or alleged violation of Section 502(a)(3) of ERISA, except that this subpart (4) shall not preclude indemnification for associated court costs and attorneys’ fees for which coverage is otherwise available under General Agreement C of this Bond.

It is further understood and agreed that for purposes of this rider:

(1)               “Administrative Services” shall mean administrative services, including, without limitation, voting securities which are Plan assets, causing Plan assets to be invested as directed in accordance with the Plan, and maintaining records and preparing reports with respect to Plan contributions, participant accounts and investments.

(2)               “Affiliated Entity” means any entity controlling, controlled by, or under common control with an Insured.

(3)               "Designated Securities" means securities issued by an Insured, or by any Affiliated Entity, or by any Fund to which such Insured or any Affiliated Entity provides any services.

(4)               "Interested Trustee" means any trustee of a Plan who is also (a) an officer, director, trustee, partner or employee of, or who owns, controls, or holds power to vote 5% or more of the outstanding voting securities of, (i) any Insured (other than such Plan), or (ii) any Affiliated Entity, or (iii) any Fund to which such Insured or any Affiliated Entity provides any services, or (b) an Insured or an Affiliated Entity.

(5)               "Investment Advisory Services" means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not  including furnishing only  statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

(6)               “Plan” means any retirement or employee benefit plan, including any trust relating thereto.

(7)               “In-House Plan” means any Plan for employees of an Insured, or for any Affiliated Entity, but always excluding employee stock ownership plans, stock bonus plans, and any trusts relating thereto

(8)               “Third Party Plan” means any Plan for employees of an entity that is neither an Insured nor an Affiliated Entity.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond, this Bond shall not cover loss resulting from or in connection with the discretionary voting by any Insured of securities owned or held by any client of such Insured, where such securities are issued by (1) such Insured, or (2) any entity controlling, controlled by, or under common control with such Insured, ("Affiliated Entity"), or (3) any Fund to which such Insured or any Affiliated Entity provides any services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.    COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures.  The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.   Definitions.  The following terms used in this Insuring Agreement shall have the following meanings:

a.         "Authorized User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof.  An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.   "Computer Fraud" means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)  is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)  is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and  (b) to obtain financial benefit for the perpetrator or any other person; and

(3)  causes (x) Property to be transferred, paid or delivered; or  (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or  (z) an unauthorized or fictitious account to be debited or credited.

c.   "Computer Security Procedures" means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.   "Covered Computer System" means any Computer System as to which the Insured has possession, custody and control.

e.   "Unauthorized Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.    "User Identification" means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.   Exclusions.  It is further understood and agreed that this Insuring Agreement J shall not cover:

a.   Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b.   Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c.   Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

d.   Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)     any Authorized User (whether a natural person or an entity); or

(2)     in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity"), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)     in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity ("Employer-Related Entity"), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

e.   Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

f.    Any loss resulting from Computer Fraud committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

g.   Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

h.   Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified.  A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.O of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond.  Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)     by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)     immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the exclusion set forth at Section 2.M of this Bond shall not apply with respect to loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee in connection with offers or sales of securities issued by an Insured Fund if such Employee (a) is an employee of that Fund or of its investment adviser, principal underwriter, or affiliated transfer agent, and (b) who is communicating with purchasers of such securities only in person in an office of an Insured or by telephone or in writing, and (c) does not receive commissions on such sales; provided, that such Dishonest or Fraudulent Acts, Theft, or other acts or omissions do not involve, and such loss does not arise from, a statement or representation which is not  (1) contained in a currently effective prospectus regarding such securities, which has been filed with the Securities and Exchange Commission, or (2) made as part of a scripted response to a question regarding that Fund or such securities, if the script has been filed with, and not objected to by, the Financial Industry Regulatory Authority, and if the entire scripted response has been read to the caller, and if any response concerning the performance of such securities is not outdated.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)     such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)     reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)     any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)     such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that no termination or cancellation of this Bond as an entirety, whether by or at the request of the Insured or Underwriter, shall take effect prior to the expiration of thirty (30) days after written notice of such termination or cancellation of such Bond as an entirety has been filed with the Arkansas Securities Commissioner, Arkansas Securities Division, Heritage West Building, 3rd Floor, 201 East Markham, Little Rock, Arkansas 72201.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

FINRA BOND RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that with respect to Templeton Franklin Investment Services, Inc.  only, this Bond is amended as follows:

1.      For purposes of Insuring Agreement C (“On Premises”), Section 2 (“Exclusions”), and Section 6 (“Valuation of Property”), “Property” shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2.   For purposes of Insuring Agreement C ("On Premises"), "Mysterious Disappearances" shall be deemed to include "misplacement."

3.   The last sentence of Section 1.I (“Definitions – ‘Employee”) and Section 2.M are deleted; and

4.   The following statement is added to the Bond:  “The Underwriter will use its best efforts to promptly notify the Financial Industry Regulatory Authority, Inc. in the event the Bond is cancelled, terminated or substantially modified.  Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification.”; and

5.   The first sentence of the second paragraph of Section 13 (“Termination”) is amended to read as follows: “The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;” and

6.         With respect to the following Insuring Agreements, Item 3 of the Declarations is modified to read as follows:

Deductible Amount
Insuring Agreement A – Fidelity	$5,000
Insuring Agreement B – Audit Expense	$5,000
Insuring Agreement C – On Premises	$5,000
Insuring Agreement D – In Transit	$5,000
Insuring Agreement E – Forgery or Alteration	$5,000
Insuring Agreement F – Securities	$5,000
Insuring Agreement G – Counterfeit Currency	$5,000

It is further understood and agreed, the Underwriter will use its best efforts to notify the Financial Industry Regulatory Authority, Inc. within 30 days in the event the Bond is substantially modified, terminated or canceled.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

FINRA BOND RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that with respect to Franklin Templeton Distributors, Inc. only, this Bond is amended as follows:

1.          For purposes of Insuring Agreement C (“On Premises”), Section 2 (“Exclusions”), and Section 6 (“Valuation of Property”), “Property” shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2.   For purposes of Insuring Agreement C ("On Premises"), "Mysterious Disappearances" shall be deemed to include "misplacement."

3.   The last sentence of Section 1.I (“Definitions – ‘Employee”) and Section 2.M are deleted; and

4.   The following statement is added to the Bond:  “The Underwriter will use its best efforts to promptly notify the Financial Industry Regulatory Authority, Inc. in the event the Bond is cancelled, terminated or substantially modified.  Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification.”; and

5.   The first sentence of the second paragraph of Section 13 (“Termination”) is amended to read as follows: “The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;” and

6.         With respect to the following Insuring Agreements, Item 3 of the Declarations is modified to read as follows:

Deductible Amount
Insuring Agreement A – Fidelity	$100,000
Insuring Agreement B – Audit Expense	$100,000
Insuring Agreement C – On Premises	$100,000
Insuring Agreement D – In Transit	$100,000
Insuring Agreement E – Forgery or Alteration	$100,000
Insuring Agreement F – Securities	$100,000
Insuring Agreement G – Counterfeit Currency	$100,000

It is further understood and agreed, the Underwriter will use its best efforts to notify the Financial Industry Regulatory Authority, Inc. within 30 days in the event the Bond is substantially modified, terminated or canceled.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the definition of “Employee” in Section 1.I(6) of this Bond shall be amended to include any  individual assigned, on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, provided  that in the case of an individual assigned other than by an agency furnishing temporary personnel, such individual has passed a Successful Background Check conducted by or on behalf of the Insured.

It is further understood and agreed that for purposes of this rider, a “Successful Background Check” shall mean a background check (including contact with the individual’s previous employers and personal references and utilization of a private investigation agency), which results in a determination by the Insured that the individual has satisfied the security criteria established by the Insured for hiring employees on a permanent basis.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1.   At the written request of the named Insured, any payment in satisfaction of loss covered by said bond involving money or other Property in which the Pennsylvania Public School Employees’ Retirement System has an interest shall be paid by an instrument issued to that organization and the named Insured as joint loss payees, subject to the following conditions and limitation:

A.  The attached bond is for the sole use and benefit of the named Insured as expressed herein.  The organization named above shall not be considered as an Insured under the bond, nor shall it otherwise have any rights or benefits under said bond.

B.  Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page.

C.  Nothing herein is intended to alter the terms, conditions and limitations of the bond.

2.   Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give thirty (30) days advance notice to the organization named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal, or restrictive modification, nor shall the Underwriter be held liable in any way.

3.   Should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction, within 10 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the Underwriter be held liable in any way.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the sixth paragraph of Section 13 of this Bond is amended to read as follows:

      “For purposes of this section, detection occurs when any professional employee of the Legal, Compliance or Risk Management Departments of the Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 2.H of this Bond is amended to read as follows:

“H.      Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages or punitive damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.”

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this Bond other than as above stated.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1.   This Bond shall not be subject to cancellation except after notice in writing shall have been not less than thirty (30) days prior to the effective date thereof by certified mail, return receipt requested, addressed to the City Attorney at:

City Attorney

City of Los Angeles

c/o City Employees’ Retirement System

360 East Second Street, 8th Floor

Los Angeles, CA 90012-4207

2.   This Company agrees to waive all rights of subrogation against the City of Los Angeles, its departments, officers, agents, and employees.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 16

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

FINRA BOND RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that with respect to Franklin Templeton Financial Services Corp. only, this Bond is amended as follows:

1.          For purposes of Insuring Agreement C (“On Premises”), Section 2 (“Exclusions”), and Section 6 (“Valuation of Property”), “Property” shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2.   For purposes of Insuring Agreement C ("On Premises"), "Mysterious Disappearances" shall be deemed to include "misplacement."

3.   The last sentence of Section 1.I (“Definitions – ‘Employee”) and Section 2.M are deleted; and

4.   The following statement is added to the Bond:  “The Underwriter will use its best efforts to promptly notify the Financial Industry Regulatory Authority, Inc. in the event the Bond is cancelled, terminated or substantially modified.  Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification;” and

5.   The first sentence of the second paragraph of Section 13 (“Termination”) is amended to read as follows: “The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;” and

6.         With respect to the following Insuring Agreements, Item 3 of the Declarations is modified to read as follows:

Deductible Amount
Insuring Agreement A – Fidelity	$5,000
Insuring Agreement B – Audit Expense	$5,000
Insuring Agreement C – On Premises	$5,000
Insuring Agreement D – In Transit	$5,000
Insuring Agreement E – Forgery or Alteration	$5,000
Insuring Agreement F – Securities	$5,000
Insuring Agreement G – Counterfeit Currency	$5,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 17

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in Rider No. 1 to this Bond, the FTCI Insureds shall be deemed to be Insureds named in Item 1 of the Declarations.

It is further understood and agreed that with respect to the FTCI Insureds only, this Bond is modified as follows:

1.                  Insuring Agreement A, Fidelity:  With regards to any loss to a FTCI Insured under Insuring Agreement A, Fidelity, arising from Loans and/or Trading, the Dishonest or Fraudulent Act or Theft required under Insuring Agreement A must be committed with the intent to obtain, and must result in, a financial benefit (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits) for (a) the Employee, or (b) person(s) with whom the Employee is in collusion if the Employee intended to participate in such financial benefit.

2.                  Insuring Agreement D, In Transit:  Employees of Xerox Corporation authorized by a FTCI Insured to act as a messengers shall be deemed to be a “Security Company” for purposes of Insuring Agreement D, In Transit, provided that such employees have passed the same background check and security clearance as is customarily required by the FTCI Insured of its own employees.

3.                  Insuring Agreement I, Phone/Electronic Transactions:  “Phone/Electronic Transaction” shall be deemed to include any transfer of funds by a FTCI Insured from an account of a Client of a FTCI Insured to another account(s), where such transfer is requested by voice over the telephone or through a Telefacsimile System by a person purporting to be a Client of the FTCI Insured or an authorized representative of the Client, provided that the FTCI Insured receiving such request generally maintains and follows during the Bond Period those recording and verification procedures in place as of March 2001 and described to the Underwriter as of such date.

4.                  Definitions, Section 1.S:  With respect to the FTCI Insureds, notwithstanding anything to the contrary in the definition of “Property” set forth in Section 1.S of the Bond, “Property” as defined in Section 1.S shall be deemed to include jewelry, gems, tangible items of personal property, and electronic data stored on media for use by computer programs.

5.                  Section 2. Exclusions:  With respect to FTCI Insureds, the following additional exclusions are added to Section 2, Exclusions:

(1)               Loss resulting directly or indirectly from Trading, with or without the knowledge of the FTCI Insured, whether or not represented by an indebtedness or balance shown to be due to FTCI Insured on any customer’s account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such Trading, indebtedness, or balance, except when covered under Insuring Agreements A, E or F;

(2)               Loss of Property contained in customers’ safe deposit boxes, except when the FTCI Insured is legally liable therefor or the loss is covered under Insuring Agreement A;

(3)               (a) Loss through cashing or paying Forged or Altered travelers’ checks or travelers’ checks bearing forged endorsements, except when covered under Insuring Agreement A, and (b) loss of unsold travelers’ checks or unsold money orders placed in the custody of the FTCI Insured with authority to sell, unless the Insured is legally liable for such loss and such checks or money orders are later paid or honored by the drawer thereof, except when covered under Insuring Agreement A;

(4)               Loss in the form of a shortage in any teller’s cash due to error, regardless of the amount of such shortage (and any shortage in any teller’s cash which is not in excess of the normal shortage in the tellers’ cash in the office where such shortage shall occur shall be presumed to be due to error);

(5)        Loss involving automated mechanical devices which, on behalf of the FTCI Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans unless (a) such automated mechanical devices are situated within an office of a FTCI Insured which is permanently staffed by an Employee whose duties are those usually assigned to a teller, even though public access to such devices is from outside the confines of such office, or (b) such automated mechanical devices are not situated within an office covered above, but in no event shall the Underwriter be liable under this Bond for loss (including loss of Property):

(i)                 as a result of damage to such automated mechanical devices situated within any office referred to in (a) above resulting from vandalism or malicious mischief perpetrated from outside such office; or

(ii)               as a result of damage to such automated mechanical devices situated on any premises referred to in (b) above resulting from vandalism or malicious mischief, or

(iii)               as a result of damage to the interior of that portion of a building on any premises referred to in (b) above to which the public has access resulting from vandalism or malicious mischief; or

(iv)             as a result of failure of such automated mechanical devices to function properly; or

(v)               through misplacement or mysterious unexplainable disappearance while such Property is located within any such automated mechanical devices, or

(vi)             to any customer of a FTCI Insured or to any representative of such customer while such person is on any premises referred to in (b) above, or

(vii)           as a result of the use of credit, debit, charge, access, convenience, identification or other cards in gaining access to such automated mechanical devices whether such cards were issued, or purport to have been issued, by the FTCI Insured or by anyone other than the FTCI Insured, except when such loss is covered under Insuring Agreement A.

(6)        Loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the FTCI Insured, funds or Property of the FTCI Insured held by it in any capacity, except when covered under Insuring Agreements A or C;

(7)        Loss resulting from or involving, directly or indirectly, any actual or alleged seepage, pollution or contamination of any kind;

(8)        Loss resulting from or involving, directly or indirectly, any actual or alleged hazardous properties (including, but not limited to, radiation, toxic or explosive properties) of nuclear material, including but not limited to, the actual, alleged, threatened or potential ionizing radiations or contamination by radioactivity from nuclear fuel, nuclear waste or combustion of nuclear fuel, or the radioactive, toxic, explosive or hazardous properties of any explosive nuclear assembly or nuclear or nuclear component thereof.

It is further understood and agreed that as used in this Rider:

1.                  “Client” means any corporation, partnership, proprietor, trust or individual having an account with a FTCI Insured and which has a written agreement with the FTCI Insured for transfers of funds through requests made by voice over the telephone or by Telefacsimile System.

2.         “FTCI Insureds” shall mean Fiduciary Trust Company International (“FTCI”), and each of its direct and indirect wholly-owned subsidiaries, including pension, profit-sharing or other benefit plans established for employees of FTCI and such subsidiaries.

3.         “Loans” shall mean all extensions of credit by a FTCI Insured(s) and all transactions creating a creditor or lessor relationship in favor of the FTCI Insured(s) and all transactions by which the FTCI Insured(s) assumes an existing creditor or lessor relationship.

4.                  “Trading” means trading or other dealings in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange and the like.

Except as above stated, nothing herein shall be held to alter, waiver or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 18

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the references in Section 13, Termination, to “not less than sixty (60) days” shall be modified to read “not less than ninety (90) days.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 19

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any On-Line Redemption(s) or On-Line Purchase(s) involving an aggregate amount in excess of $250,000 per shareholder account per day.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an On-Line Transaction shall be Ten Million Dollars ($10,000,000) and the On-Line Deductible with respect to Insuring Agreement I is Fifty Thousand Dollars ($50,000).

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by On-Line Transactions shall be an aggregate of Ten Million Dollars ($10,000,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

“On-Line Purchase” means any purchase of shares issued by an Investment Company, which purchase is requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

“On-Line Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested by computer-to computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

“On-Line Transaction” means any Phone/Electronic Transaction requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 20

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”).  The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.”  (Each of these bolded terms is defined by the Act.)  The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act.  Under this formula, the United States government will reimburse ICI Mutual for 85% of ICI Mutual’s “insured losses” in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion.  If total “insured losses” of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount.  Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for “acts of terrorism.”   However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond  (including exclusions) that are permissible under the Act.  The portion of the premium that is attributable to any coverage potentially available under the bond for “acts of terrorism” is one percent (1%).

 ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 21

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in Rider 1, Item 1 of the Declarations, Name of Insured, shall include the following (each, herein referred to as a “Joint Venture”):

            Franklin/Templeton Securities Investment Consulting (SinoAm) Inc.

            Franklin Templeton SinoAm Securities Investment Management Inc.

Franklin Templeton Sealand Fund Management Co., Ltd.

Holowesko Partners Ltd.

            China Life Franklin Asset Management Co., Limited

            Vietcombank Fund Management

Pelagos Capital Management, LLC

It is further understood and agreed that notwithstanding anything to the contrary in this Bond (including, without limitation, Section 10):  (1) the maximum liability of the Underwriter for any Single Loss sustained by any Joint Venture shall be limited to that percentage of such Single Loss as is equal to Franklin Resources, Inc.’s ownership percentage of such Joint Venture (“Proportionate Loss”), and (2) the Proportionate Loss shall be subject to the full applicable Deductible Amount set forth in Item 3 of the Declarations.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in this Bond (including, without limitation, Item 3 of the Declarations, Section 9, or Section 10), the maximum aggregate liability of the Underwriter under this Bond with respect to any and all losses sustained by any and all Joint Ventures shall be Twenty Million Dollars ($20,000,000).

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 22

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1.   At the written request of the named Insured, any payment in satisfaction of loss covered by said bond involving money or other Property in which the Pennsylvania State Employees’ Retirement System has an interest shall be paid by an instrument issued to that organization and the named Insured as joint loss payees, subject to the following conditions and limitation:

A.  The attached bond is for the sole use and benefit of the named Insured as expressed herein.  The organization named above shall not be considered as an Insured under the bond, nor shall it otherwise have any rights or benefits under said bond.

B.  Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page.

C.  Nothing herein is intended to alter the terms, conditions and limitations of the bond.

2.   Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give thirty (30) days advance notice to the organization named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal, or restrictive modification, nor shall the Underwriter be held liable in any way.

3.   Should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction, within 10 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the Underwriter be held liable in any way.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 23

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1.         In the event that a loss is covered under more than one bond issued to Franklin Resources, Inc. or any affiliates thereof issued by ICI Mutual Insurance Company, the total liability of ICI Mutual Insurance Company under all implicated bonds in combination shall not exceed the applicable Limit of Liability of the largest of the implicated bonds.  In no event shall the applicable Limits of Liability of each of the implicated bonds be added together or otherwise combined to determine the total liability of ICI Mutual Insurance Company.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 24

INSURED                                                                                                                                                                BOND NUMBER

Franklin Resources, Inc.                                                                                          87170112B

EFFECTIVE DATE                                                                BOND PERIOD                                      AUTHORIZED REPRESENTATIVE

June 30, 2012                    June 30, 2012 to June 30, 2013             /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Insurer shall use its best efforts to enter into an agreement with each Facultative Reinsurer on this Bond, providing that, in the event of the Insurer's insolvency resulting in a court appointed liquidator or receiver, such payments as may be due from the Facultative Reinsurer to the Insurer on claims under this Bond shall be made by the Facultative Reinsurer directly to the Insureds, in the same manner and to the extent that the Insurer would be obligated to make such payments to the Insureds pursuant to the terms of this Bond (“Cut Through Agreement”).

It is further understood and agreed that prior to the Insurer’s submission of the proposed Cut Through Agreement to Facultative Reinsurers, the Insurer shall provide a form of Cut Through Agreement to a representative of Franklin Resources, Inc. on behalf of the Insureds, for such representative’s review and approval.

It is further understood and agreed that as used in this rider, “Facultative Reinsurer” means any entity providing reinsurance for this Bond to the Company on a facultative basis (and always excluding any entity providing reinsurance for this Bond to the Company pursuant to treaty).

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this Bond  other than as above stated.

Franklin Templeton SEC Registered Funds
As Of June 30, 2012
TIS#	Fund Name	Allocated Premium

31	Templeton World Fund	$3,308
37	Templeton Foreign Fund	$3,387
	Templeton Funds (2)

97	Templeton Global Bond Fund	$38,710
12052	Templeton International Bond Fund	$199
12801	Templeton Global Total Return Fund	$2,403
	Templeton Income Trust (3)

243	Foreign Equity Series	$3,514
540	Emerging Markets Series	$164
4562	Foreign Smaller Companies Series	$271
12332	Global Equity Series	$247
	Templeton Institutional Funds (4)

431	Mutual Beacon Fund	$2,448
432	Mutual Global Discovery Fund	$11,239
433	Mutual European Fund	$1,081
434	Mutual Quest Fund	$3,187
435	Mutual Shares Fund	$8,609
666	Mutual Financial Services Fund	$212
13328	Mutual International Fund	$13
	Franklin Mutual Series Funds (7)

4389	Franklin Templeton 2015 Retirement Target Fund	$6
4390	Franklin Templeton 2025 Retirement Target Fund	$4
4391	Franklin Templeton 2035 Retirement Target Fund	$3
4392	Franklin Templeton 2045 Retirement Target Fund	$1
4467	Franklin Templeton Corefolio Allocation Fund	$0
4468	Franklin Templeton Founding Funds Allocation Fund	$19
4484	Franklin Templeton Conservative Allocation Fund	$222
4485	Franklin Templeton Moderate Allocation Fund	$210
4486	Franklin Templeton Growth Allocation Fund	$62
15686	Franklin Templeton Multi-Asset Real Return Fund	$1
	Franklin Templeton Fund Allocator Series (10)

4150	Franklin Balance Sheet Investment Fund	$896
4189	Franklin Microcap Value Fund	$229
4282	Franklin Small Cap Value Fund	$1,054
4297	Franklin Midcap Value Fund	$50
4480	Franklin Large Cap Value Fund	$83
11579	Franklin All Cap Value Fund	$16
	Franklin Value Investors Trust (6)

4290	Templeton Global Balanced Fund	$664
4398	Templeton Emerging Markets Small Cap Fund	$190
4494	Templeton BRIC Fund	$287
12772	Templeton Frontier Markets Fund	$303
14690	Templeton Asian Growth Fund	$6
15934	Templeton Emerging Markets Balanced Fund	$18
	Templeton Global Investment Trust (6)

4180	Franklin Flex Cap Growth Fund	$2,222
4194	Franklin Strategic Income Fund	$4,155
4198	Franklin Small-Mid Cap Growth Fund	$2,227
4402	Franklin Biotechnology Discovery Fund	$311
4403	Franklin Natural Resources Fund	$671
4462	Franklin Growth Opportunities Fund	$266
4465	Franklin Small Cap Growth Fund	$231
12053	Franklin Focused Core Equity Fund	$16
	Franklin Strategic Series (8)

4110	Franklin U.S. Government Securities Fund	$7,535
4306	Franklin Growth Fund	$3,933
4307	Franklin Utilities Fund	$2,820
4308	Franklin DynaTech Fund	$789
4309	Franklin Income Fund	$41,603
	Franklin Custodian Funds (5)

4493	Franklin Templeton Emerging Market Debt Opportunities Fund	$294
4496	Franklin Global Real Estate Fund	$65
4643	Franklin International Small Cap Growth Fund	$361
5567	Franklin Large Cap Equity Fund	$61
12517	Franklin International Growth Fund	$44
	Franklin Global Trust (5)

4172	Franklin Kentucky Tax-Free Income Fund	$129
4174	Franklin Federal Intermediate-Term Tax-Free Income Fund	$2,145
4318	Franklin Massachusetts Tax-Free Income Fund	$366
4319	Franklin Michigan Tax-Free Income Fund	$950
4320	Franklin Minnesota Tax-Free Income Fund	$725
4321	Franklin Insured Tax-Free Income Fund	$1,900
4322	Franklin Ohio Tax-Free Income Fund	$1,133
4323	Franklin Double Tax-Free Income Fund	$548
4327	Franklin Colorado Tax-Free Income Fund	$499
4328	Franklin Georgia Tax-Free Income Fund	$376
4329	Franklin Pennsylvania Tax-Free Income Fund	$1,015
4330	Franklin High Yield Tax-Free Income Fund	$5,903
4354	Franklin Federal Limited-Term Tax-Free Fund	$515
4360	Franklin Missouri Tax-Free Income Fund	$870
4361	Franklin Oregon Tax-Free Income Fund	$913
4363	Franklin Virginia Tax-Free Income Fund	$594
4364	Franklin Alabama Tax-Free Income Fund	$206
4365	Franklin Florida Tax-Free Income Fund	$743
4366	Franklin Connecticut Tax-Free Income Fund	$349
4368	Franklin Louisiana Tax-Free Income Fund	$309
4369	Franklin Maryland Tax-Free Income Fund	$456
4370	Franklin North Carolina Tax-Free Income Fund	$943
4371	Franklin New Jersey Tax-Free Income Fund	$1,050
4726	Franklin Arizona Tax-Free Income Fund	$707
	Franklin Tax-Free Trust (24)

4336	Franklin Limited Maturity U.S. Government Securities Fund	$344
4337	Franklin Convertible Securities Fund	$649
4338	Franklin Adjustable U.S. Government Securities Fund	$1,655
4339	Franklin Equity Income Fund	$903
4460	Franklin Total Return Fund	$3,032
4489	Franklin Floating Rate Daily Access Fund	$1,413
4586	Franklin Balanced Fund	$384
4990	Franklin Real Return Fund	$370
4991	Franklin Low Duration Total Return Fund	$564
	Franklin Investors Securities Trust (9)

4152	Franklin California Intermediate-Term Tax-Free Income Fund	$693
4324	Franklin California Insured Tax-Free Income Fund	$1,436
4325	Franklin California Tax-Exempt Money Fund	$365
	Franklin California Tax-Free Trust (3)

4191	Templeton Foreign Smaller Companies Fund	$92
12054	Franklin India Growth Fund	$45
15055	Franklin World Perspectives Fund	$17
15442	Franklin Templeton Global Allocation Fund	$25
	Franklin Templeton International Trust (4)

4175	Franklin California High Yield Municipal Fund	$1,151
4220	Franklin Tennessee Municipal Bond Fund	$203
	Franklin Municipal Securities Trust (2)

381	Templeton Developing Markets Securities Fund	$356
523	Templeton Foreign Securities Fund	$1,496
4410	Franklin Flex Cap Growth Securities Fund	$307
4411	Franklin Large Cap Value Securities Fund	$21
4822	Franklin Growth and Income Securities Fund	$185
4824	Franklin Global Real Estate Securities Fund	$231
4826	Franklin High Income Securities Fund	$217
4827	Templeton Global Bond Securities Fund	$1,745
4829	Franklin Income Securities Fund	$5,131
4830	Franklin U.S. Government Fund	$759
4836	Franklin Rising Dividends Securities Fund	$1,078
4840	Templeton Growth Securities Fund	$1,706
4842	Franklin Small-Mid Cap Growth Securities Fund	$516
4843	Franklin Large Cap Growth Securities Fund	$215
4845	Mutual Global Discovery Securities Fund	$475
4846	Mutual Shares Securities Fund	$3,503
4848	Franklin Small Cap Value Securities Fund	$812
4884	Franklin Strategic Income Securities Fund	$886
11536	Franklin Templeton VIP Founding Funds Allocation Fund	$98
13449	Mutual International Securities Fund	$1
	Franklin Templeton Variable Insurance Products Trust (20)

15988	Franklin Pelagos Commodities Strategy Fund	$8
15989	Franklin Pelagos Managed Futures Strategy Fund	$7
	Franklin Alternative Strategies Funds (2)

	INDIVIDUAL FUNDS THAT ARE NOT PART OF A MULTI SERIES TRUST
30	Templeton Global Smaller Companies Fund	$566
105	Templeton Growth Fund. Inc.	$9,292
111	Templeton Emerging Markets Fund	$221
146	Templeton Global Income Fund	$765
201	Templeton Global Opportunities Trust	$409
337	Templeton Russia and East European Fund, Inc	$56
505	Templeton Developing Markets Trust	$1,467
555	Templeton Emerging Markets Income Fund	$470
581	Templeton Dragon Fund, Inc	$704
4002	Franklin Universal Trust	$147
4021	Franklin Floating Rate Master Trust - Franklin Floating Rate Master Series	$404
4153	Franklin New York Tax-Free Trust - Franklin New York Intermediate-Term Tax-Free Income	$589
4157	Franklin Strategic Mortgage Portfolio	$76
4184	The Money Market Portfolio	$0
4192	Franklin Real Estate Securities Trust - Franklin Real Estate Securities Fund	$261
4212	Franklin Templeton Global Trust - Franklin Templeton Hard Currency Fund	$345
4301	Franklin Gold And Precious Metals Fund	$1,477
4305	Franklin High Income Trust - Franklin High Income Fund	$3,364
4311	Franklin Money Fund	$1,077
4312	Franklin California Tax-Free Income Fund	$9,349
4314	Franklin Tax-Exempt Money Fund	$71
4315	Franklin New York Tax-Free Income Fund	$4,379
4316	Franklin Federal Tax-Free Income Fund	$7,545
4340	Institutional Fiduciary Trust - Money Market Portfolio	$902
4358	Franklin Managed Trust - Franklin Rising Dividends Fund	$5,091
4447	Franklin Mutual Recovery Fund	$42
4472	Franklin Templeton Limited Duration Income Trust	$350
4473	Templeton China World Fund	$652
4511	Franklin Templeton Money Fund Trust - Franklin Templeton Money Fund	$169

	TOTALS	$257,603

Bond limit of $72 million has been reserved for the SEC Funds.

CERTIFICATE OF SECRETARY

Franklin Alternative Strategies Funds

Franklin California Tax-Free Income Fund

Franklin California Tax-Free Trust

Franklin Custodian Funds

Franklin Federal Tax-Free Income Fund

Franklin Floating Rate Master Trust

Franklin Global Trust

Franklin Gold and Precious Metals Fund

Franklin High Income Trust

Franklin Investors Securities Trust

Franklin Managed Trust

Franklin Money Fund

Franklin Municipal Securities Trust

Franklin Mutual Recovery Fund

Franklin Mutual Series Funds

Franklin New York Tax-Free Income Fund

Franklin New York Tax-Free Trust

Franklin Real Estate Securities Trust

Franklin Strategic Mortgage Portfolio

Franklin Strategic Series

Franklin Tax-Exempt Money Fund

Franklin Tax-Free Trust

Franklin Templeton Fund Allocator Series

Franklin Templeton Global Trust

Franklin Templeton International Trust

Franklin Templeton Limited Duration Income Trust

Franklin Templeton Money Fund Trust

Franklin Templeton Variable Insurance Products Trust

Franklin Universal Trust

Franklin Value Investors Trust

Institutional Fiduciary Trust

The Money Market Portfolios

I, Karen S. Skidmore, Vice President and Secretary or Assistant Secretary of the above referenced investment companies (each, a “Trust,” and collectively, the “Trusts”) hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Trustees of each Fund, including a majority of the Trustees who are not “interested persons” of the Funds, as such term is defined in the Investment Company Act of 1940, at a meeting of Trustees of the Funds held on May 22, 2012 and further certify that said resolutions are in full force and effect in all respects:

RESOLVED, that after consideration of the value of the aggregate assets of the Trusts to which any covered person (as defined in Rule 17g-1) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Trusts’ portfolios, among other factors, the proposed joint fidelity bond coverage for the Trusts and other members of the Franklin Templeton Group of Funds (both those registered with the SEC and non-SEC registered funds), as well as FRI and its affiliates, including investment advisers, be continued with ICI Mutual, subject to the amount of the joint fidelity bond coverage remaining at $100,000,000 under arrangements providing for a specifically allocated priority layer of $72,000,000 coverage for the Trusts and the other SEC-registered Franklin Templeton funds, and subject to ongoing review; and

FURTHER RESOLVED, that in accordance with the provisions of subparagraph (e) of Rule 17g-1 under the 1940 Act, and after consideration of the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each Trust is less than the premium such Trust would have had to pay if it had provided and maintained a single insured bond, among other factors, the portion of the premium for said bond to be paid by each Trust be, and it hereby is, approved as to amount and shall be the portion of the allocable premiums paid by all covered investment companies constituting the Franklin Templeton Group of Funds equal to the percentage that the Trust’s assets represent in respect to the assets of all of such covered investment companies in the aggregate; and

FURTHER RESOLVED, that the existing Amended and Restated Allocation Agreement between the Trusts and the other covered persons under the bond relating to the sharing of premiums and division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of Rule 17g-1, and reflecting the provisions of said bond, is hereby approved and continued; and

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized, empowered and directed to make such filings with the SEC as may be required from time to time pursuant to Rules under the 1940 Act.

                                                                        /S/ Karen L. Skidmore

                                                                        Karen L. Skidmore

                                                                        Vice President and Secretary or

                                                                        Assistant Secretary

Dated: October 24, 2012

CERTIFICATE OF VICE PRESIDENT AND SECRETARY OF

TEMPLETON CHINA WORLD FUND

TEMPLETON DEVELOPING MARKETS TRUST

TEMPLETON DRAGON FUND, INC.

TEMPLETON EMERGING MARKETS FUND

TEMPLETON EMERGING MARKETS INCOME FUND

TEMPLETON FUNDS

TEMPLETON GLOBAL INCOME FUND

TEMPLETON GLOBAL INVESTMENT TRUST

TEMPLETON GLOBAL OPPORTUNITIES TRUST

TEMPLETON GLOBAL SMALLER COMPANIES FUND

TEMPLETON GROWTH FUND, INC.

TEMPLETON INCOME TRUST

TEMPLETON INSTITUTIONAL FUNDS

TEMPLETON RUSSIA AND EAST EUROPEAN FUND, INC.

            I, Robert C. Rosselot, Vice President and Secretary of the above referenced investment companies (each, together with its respective series, a “Fund” or “Funds”), hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Directors/Trustees of each Fund, including a majority of the Directors/Trustees who are not “interested persons” of the Fund, as such term is defined in the Investment Company Act of 1940 (the “1940 Act”), at the regular meetings of Directors/Trustees of the Funds held on May 22, 2012, and further certify that said resolutions are in full force and effect in all respects:

RESOLVED, that after consideration of the value of the aggregate assets of the Funds to which any covered person (as defined in Rule 17g-1) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Funds’ portfolios, among other factors, the proposed joint fidelity bond coverage for the Funds and other members of the Franklin Templeton Group of Funds (both those registered with the SEC and non-SEC registered funds), as well as FRI and its affiliates, including investment advisers, be continued with ICI Mutual, subject to the amount of the joint fidelity bond coverage remaining at $100,000,000 under arrangements providing for a specifically allocated priority layer of $72,000,000 coverage for the Funds and the other SEC-registered Franklin Templeton funds, and subject to ongoing review; and

FURTHER RESOLVED, that in accordance with the provisions of subparagraph (e) of Rule 17g-1 under the 1940 Act, and after consideration of the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond, among other factors, the portion of the premium for said bond to be paid by each Fund be, and it hereby is, approved as to amount and shall be the portion of the allocable premiums paid by all covered investment companies constituting the Franklin Templeton Group of Funds equal to the percentage that the Fund’s assets represent in respect to the assets of all of such covered investment companies in the aggregate; and

FURTHER RESOLVED, that the existing Amended and Restated Allocation Agreement between the Funds and the other covered persons under the bond relating to the sharing of premiums and division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of Rule 17g-1, and reflecting the provisions of said bond, is hereby approved and continued; and

FURTHER RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized, empowered and directed to make such filings with the SEC as may be required from time to time pursuant to Rules under the 1940 Act.

                                                                        /s/ Robert C. Rosselot_____

                                                                        Robert C. Rosselot

                                                                        Vice President and Secretary

DATED:  October 9, 2012

Amended and Restated Allocation Agreement

This Amended and Restated Allocation Agreement (“Agreement”) is made as of the 7th day of November, 2012, by and among the funds listed on Schedule A of this Agreement (hereafter collectively referred to as the “Funds”) and the non-funds described on Schedule B of this Agreement (hereafter collectively referred to as the “Non-Funds”).   The Funds and Non-Funds are hereafter collectively referred to as the “Insured.”

This Agreement is entered into under the following circumstances:

A.        Section 17(g) of the Investment Company Act of 1940 (the “Act”) provides that the Securities and Exchange Commission (“SEC”) is authorized to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement, and the SEC has promulgated rules and regulations dealing with this subject (“Rule 17g-1”);

B.         The Funds and the Non-Funds are named as joint insureds under the terms of certain bonds or policies of insurance which insure against larceny and embezzlement of officers and employees (the “Fidelity Bonds”);

C.         A majority of those members of the Board of Directors/Trustees of each of the Funds, who are not “interested persons” as defined by Section 2(a)(19) of the Act, have given due consideration to all factors relevant to the form, amount and apportionment of premiums and recoveries on the Fidelity Bonds and each such Board of Directors/Trustees of each Fund has approved the term and amount of the Fidelity Bonds, the portion of the premiums payable by that party, and the manner in which recovery of said Fidelity Bonds, if any, shall be shared by and among the parties hereto as hereinafter set forth; and

D.        The Insureds now desire to enter into the agreement required by Rule 17g‑1(f) to establish the manner in which payment of premiums and recovery on said Fidelity Bonds, if any, shall be shared.

NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties hereto as follows:

1.         Payment of Premiums

The premium shall be allocated between the Insured in accordance with the requirements of Rule 17g‑1(e).  The portion of the premium which is allocated to the Funds shall be divided among the Funds as follows:  each Fund shall pay that percentage of each premium when due under the Fidelity Bonds which is derived by a fraction, (i) the denominator of which is the total assets of all of the Funds combined at the time any premium is due; and (ii) the numerator of which is the total assets of each of the Funds individually at the time any premium is due.

2.         Allocation of Recoveries

(a)                    If more than one of the parties hereto is damaged in a single loss for which recovery is received under the Fidelity Bonds, each such party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate fully to indemnify each such party sustaining a loss.

(b)                    If the recovery is inadequate fully to indemnify each such party hereto sustaining a loss, the recovery shall be allocated among such parties in the following order:

(i)                 Each Insured sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or an amount in the proportion that each such Insured’s last payment of premium bears to the sum of the last such premium payments of all such Insureds, except that if this allocation would result in any Fund, including those Fund(s) created during the policy term that have paid no premium as provided for in paragraph 4 of this Agreement, receiving less than the minimum amount of recovery under the Fidelity Bonds which would be required to be maintained by such party under a single insured fidelity bond in accordance with the provision of Rule 17g-1(d)(1) (determined as of the time of the loss) (the “Single Insured Minimum”), then first from the share allocated to the non-Funds, sufficient monies shall be re-allocated to the Funds to bring the share of each Fund up to the Single Insured Minimum (determined as of the time of the loss).

The basis of each reallocation from each of the non-Funds sustaining a loss to Funds sustaining a loss shall be the proportion that each such non-Fund’s last payment of premium bears to the sum of the last such premium payments of all such non-Funds.

To the extent this reallocation from non-Funds to Funds is still insufficient to bring the share of each Fund sustaining a loss up to the Single Insured Minimum (determined as of the time of the loss), then second, from the share allocated to Funds sustaining a loss whose allocation exceeds the Single Insured Minimum amount for the Fund, sufficient monies will be reallocated, to the extent possible, to the other Funds sustaining a loss to bring the share of each Fund sustaining a loss up to the Single Insured Minimum (determined as of the time of loss).

The basis of such reallocation from Funds sustaining a loss to other Funds sustaining a loss shall be the proportion that each such Fund’s last payment of premium bears to the last such premium payments of all such Funds.

(ii)               The remaining portion of the proceeds shall be allocated to each party sustaining a loss not fully covered by the allocation under subparagraph (i) in the proportion that each such party’s last payment of premium bears to the sum of the last such premium payment of all such parties.  If such allocation would result in any party sustaining a loss receiving a portion of the recovery in excess of the loss actually sustained by such party, the aggregate of each excess portion shall be allocated among the other parties whose losses would not be fully indemnified in the same proportion that each such party’s last payment of premium bears to the sum of the last such premium payments of all parties entitled to receive a share of the excess.  Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

3.         Obligation to Maintain Minimum Coverage

Each of the Funds represents and warrants to each of the other parties hereto that it has determined the amount of its Single Insured Minimum as of the date hereof and that such Single Insured Minimum is included in the coverage of the Fidelity Bonds.  Each of the Funds agrees that it will determine, no less often than at the end of each calendar quarter, the Single Insured Minimum which would be required of it if a determination with respect to the adequacy of the coverage were then currently being made.  In the event that the total amount of the minimum coverages thus determined exceeds the total amount of coverage of then effective Fidelity Bonds, management of each of the Funds will be notified and will determine whether it is necessary or appropriate to increase the total amount of coverage of the Fidelity Bonds to an amount not less than the total amount of such minimums, or to secure such excess coverage for one or more of the parties hereto, which, when added to the total coverage of the Fidelity Bonds, will equal an amount not less than the total amount of such minimums.  Each Fund agrees to pay its fair (taking into account all of the then existing circumstances) portion of the new or additional premium; provided that in the event that a Fund elects to terminate this Agreement (as to itself as a party hereto pursuant to paragraph 5) and its participation in the joint-insured Fidelity Bonds on or prior to the effective date of the new or additional premium, such party shall not pay any portion of the new or additional premium.

4.         Newly Created Funds or Non-Funds

The parties hereto agree that during the policy term any newly created Fund(s) or non-Fund(s) can be added as joint Insured on the Fidelity Bonds and can be added as parties to this Agreement, as then currently amended or restated, in the case of this Agreement, by attaching a revised Schedule A and/or Schedule B, as applicable, to this Agreement that reflects the addition of such newly created Fund(s) or non-Fund(s); provided that such revised Schedule A and/or Schedule B is signed by the proper officers of the Insured that are authorized to execute this Agreement and is dated with the as of date upon which such addition(s) is effective.  The newly created Fund(s) or non-Fund(s) that are added as joint Insured on the Fidelity Bonds and to this Agreement, as then currently amended or restated, will not be required to pay any premium during the then current policy term of the Fidelity Bonds, unless, pursuant to paragraph 3 of this Agreement, an increase in the total amount of coverage is required.  Each of such newly created Fund(s) or non-Fund(s) that are added as joint Insured agrees to pay its proportionate share of any new or additional premium, as outlined in paragraph 3 to this Agreement, and to be bound by all other terms and conditions of this Agreement.

5.         Successors

This Agreement shall apply to the present Fidelity Bond coverage and any renewal or replacement thereof and shall continue until terminated as to any party by such party hereto giving not less than sixty days’ notice to the other parties hereto in writing.  This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and any successor or successors to a party hereto resulting from a change in domicile or form of corporate, trust or similar organization of such party.

6.         Authorization to Execute; Counterparts

The parties hereby agree that the proper officers of the Insured are authorized to execute this Agreement, and any amendments thereto, on behalf of the parties to this Agreement.  This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Funds Listed on Schedule A of this Agreement, and

The Non-Funds Described on Schedule B of this Agreement

By: /s/ Craig S. Tyle

Name:  Craig S. Tyle

SCHEDULE A

Funds

Franklin Alternative Strategies Funds
Franklin California Tax-Free Income Fund
Franklin California Tax-Free Trust
Franklin Custodian Funds
Franklin Federal Tax-Free Income Fund
Franklin Floating Rate Master Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin High Income Trust
Franklin Investors Securities Trust
Franklin Managed Trust
Franklin Money Fund
Franklin Municipal Securities Trust
Franklin Mutual Recovery Fund
Franklin Mutual Series Funds.
Franklin New York Tax-Free Income Fund
Franklin New York Tax-Free Trust
Franklin Real Estate Securities Trust
Franklin Strategic Mortgage Portfolio
Franklin Strategic Series
Franklin Tax-Exempt Money Fund
Franklin Tax-Free Trust
Franklin Templeton Fund Allocator Series
Franklin Templeton Global Trust
Franklin Templeton International Trust
Franklin Templeton Limited Duration Income Trust
Franklin Templeton Money Fund Trust
Franklin Templeton Variable Insurance Products Trust
Franklin Universal Trust
Franklin Value Investors Trust
Institutional Fiduciary Trust
The Money Market Portfolios
Templeton China World Fund
Templeton Developing Markets Trust
Templeton Dragon Fund, Inc.
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Funds
Templeton Global Income Fund
Templeton Global Investment Trust
Templeton Global Opportunities Trust
Templeton Global Smaller Companies Fund
Templeton Growth Fund, Inc.
Templeton Income Trust
Templeton Institutional Funds
Templeton Russia and East European Fund, Inc.

SCHEDULE B

Non-Funds

Franklin Resources, Inc. and its subsidiaries.

Franklin Templeton SEC Registered Funds
As Of June 30, 2012
TIS#	Fund Name	Fund AUM (In $ Millions)	Trust Total AUM (In $ Millions)	17g-1 Required Bond Limit

31	Templeton World Fund	5,117.6
37	Templeton Foreign Fund	5,239.7
	Templeton Funds (2)		10,357.4	2,500,000

97	Templeton Global Bond Fund	59,888.8
12052	Templeton International Bond Fund	307.3
12801	Templeton Global Total Return Fund	3,718.1
	Templeton Income Trust (3)		63,914.2	2,500,000

243	Foreign Equity Series	5,436.4
540	Emerging Markets Series	254.1
4562	Foreign Smaller Companies Series	420.0
12332	Global Equity Series	381.5
	Templeton Institutional Funds (4)		6,491.9	2,500,000

431	Mutual Beacon Fund	3,786.7
432	Mutual Global Discovery Fund	17,388.2
433	Mutual European Fund	1,671.7
434	Mutual Quest Fund	4,930.4
435	Mutual Shares Fund	13,318.9
666	Mutual Financial Services Fund	328.2
13328	Mutual International Fund	20.5
	Franklin Mutual Series Funds (7)		41,444.6	2,500,000

4389	Franklin Templeton 2015 Retirement Target Fund	9.4
4390	Franklin Templeton 2025 Retirement Target Fund	6.9
4391	Franklin Templeton 2035 Retirement Target Fund	4.2
4392	Franklin Templeton 2045 Retirement Target Fund	2.0
4467	Franklin Templeton Corefolio Allocation Fund	0.1
4468	Franklin Templeton Founding Funds Allocation Fund	29.5
4484	Franklin Templeton Conservative Allocation Fund	342.8
4485	Franklin Templeton Moderate Allocation Fund	324.9
4486	Franklin Templeton Growth Allocation Fund	95.9
15686	Franklin Templeton Multi-Asset Real Return Fund	2.0
	Franklin Templeton Fund Allocator Series (10)		817.6	1,000,000

4150	Franklin Balance Sheet Investment Fund	1,386.5
4189	Franklin Microcap Value Fund	353.5
4282	Franklin Small Cap Value Fund	1,630.9
4297	Franklin Midcap Value Fund	77.6
4480	Franklin Large Cap Value Fund	128.6
11579	Franklin All Cap Value Fund	24.5
	Franklin Value Investors Trust (6)		3,601.5	2,300,000

4290	Templeton Global Balanced Fund	1,027.5
4398	Templeton Emerging Markets Small Cap Fund	294.1
4494	Templeton BRIC Fund	443.8
12772	Templeton Frontier Markets Fund	468.5
14690	Templeton Asian Growth Fund	9.9
15934	Templeton Emerging Markets Balanced Fund	27.6
	Templeton Global Investment Trust (6)		2,271.4	1,700,000

4180	Franklin Flex Cap Growth Fund	3,437.2
4194	Franklin Strategic Income Fund	6,427.4
4198	Franklin Small-Mid Cap Growth Fund	3,445.5
4402	Franklin Biotechnology Discovery Fund	481.3
4403	Franklin Natural Resources Fund	1,037.8
4462	Franklin Growth Opportunities Fund	412.0
4465	Franklin Small Cap Growth Fund	356.8
12053	Franklin Focused Core Equity Fund	25.3
	Franklin Strategic Series (8)		15,623.4	2,500,000

4110	Franklin U.S. Government Securities Fund	11,658.1
4306	Franklin Growth Fund	6,084.0
4307	Franklin Utilities Fund	4,362.5
4308	Franklin DynaTech Fund	1,221.1
4309	Franklin Income Fund	64,363.7
	Franklin Custodian Funds (5)		87,689.4	2,500,000

4493	Franklin Templeton Emerging Market Debt Opportunities Fund	455.3
4496	Franklin Global Real Estate Fund	100.9
4643	Franklin International Small Cap Growth Fund	559.2
5567	Franklin Large Cap Equity Fund	94.2
12517	Franklin International Growth Fund	67.5
	Franklin Global Trust (5)		1,277.1	1,250,000

4172	Franklin Kentucky Tax-Free Income Fund	200.0
4174	Franklin Federal Intermediate-Term Tax-Free Income Fund	3,318.4
4318	Franklin Massachusetts Tax-Free Income Fund	566.6
4319	Franklin Michigan Tax-Free Income Fund	1,469.8
4320	Franklin Minnesota Tax-Free Income Fund	1,121.3
4321	Franklin Insured Tax-Free Income Fund	2,939.5
4322	Franklin Ohio Tax-Free Income Fund	1,753.0
4323	Franklin Double Tax-Free Income Fund	847.9
4327	Franklin Colorado Tax-Free Income Fund	772.3
4328	Franklin Georgia Tax-Free Income Fund	581.8
4329	Franklin Pennsylvania Tax-Free Income Fund	1,570.7
4330	Franklin High Yield Tax-Free Income Fund	9,132.8
4354	Franklin Federal Limited-Term Tax-Free Fund	796.6
4360	Franklin Missouri Tax-Free Income Fund	1,346.4
4361	Franklin Oregon Tax-Free Income Fund	1,413.0
4363	Franklin Virginia Tax-Free Income Fund	918.5
4364	Franklin Alabama Tax-Free Income Fund	318.8
4365	Franklin Florida Tax-Free Income Fund	1,149.1
4366	Franklin Connecticut Tax-Free Income Fund	539.9
4368	Franklin Louisiana Tax-Free Income Fund	478.3
4369	Franklin Maryland Tax-Free Income Fund	705.7
4370	Franklin North Carolina Tax-Free Income Fund	1,458.3
4371	Franklin New Jersey Tax-Free Income Fund	1,624.2
4726	Franklin Arizona Tax-Free Income Fund	1,094.2
	Franklin Tax-Free Trust (24)		36,117.4	2,500,000

4336	Franklin Limited Maturity U.S. Government Securities Fund	531.5
4337	Franklin Convertible Securities Fund	1,004.3
4338	Franklin Adjustable U.S. Government Securities Fund	2,560.5
4339	Franklin Equity Income Fund	1,396.4
4460	Franklin Total Return Fund	4,690.8
4489	Franklin Floating Rate Daily Access Fund	2,186.2
4586	Franklin Balanced Fund	593.8
4990	Franklin Real Return Fund	572.6
4991	Franklin Low Duration Total Return Fund	872.2
	Franklin Investors Securities Trust (9)		14,408.4	2,500,000

4152	Franklin California Intermediate-Term Tax-Free Income Fund	1,072.2
4324	Franklin California Insured Tax-Free Income Fund	2,222.3
4325	Franklin California Tax-Exempt Money Fund	564.6
	Franklin California Tax-Free Trust (3)		3,859.0	2,300,000

4191	Templeton Foreign Smaller Companies Fund	142.8
12054	Franklin India Growth Fund	70.0
15055	Franklin World Perspectives Fund	26.9
15442	Franklin Templeton Global Allocation Fund	38.1
	Franklin Templeton International Trust (4)		277.9	750,000

4175	Franklin California High Yield Municipal Fund	1,780.9
4220	Franklin Tennessee Municipal Bond Fund	314.3
	Franklin Municipal Securities Trust (2)		2,095.2	1,700,000

381	Templeton Developing Markets Securities Fund	551.1
523	Templeton Foreign Securities Fund	2,314.0
4410	Franklin Flex Cap Growth Securities Fund	474.5
4411	Franklin Large Cap Value Securities Fund	32.5
4822	Franklin Growth and Income Securities Fund	286.6
4824	Franklin Global Real Estate Securities Fund	357.5
4826	Franklin High Income Securities Fund	335.2
4827	Templeton Global Bond Securities Fund	2,700.1
4829	Franklin Income Securities Fund	7,938.5
4830	Franklin U.S. Government Fund	1,174.5
4836	Franklin Rising Dividends Securities Fund	1,667.4
4840	Templeton Growth Securities Fund	2,640.0
4842	Franklin Small-Mid Cap Growth Securities Fund	798.5
4843	Franklin Large Cap Growth Securities Fund	332.6
4845	Mutual Global Discovery Securities Fund	735.5
4846	Mutual Shares Securities Fund	5,419.5
4848	Franklin Small Cap Value Securities Fund	1,256.8
4884	Franklin Strategic Income Securities Fund	1,370.4
11536	Franklin Templeton VIP Founding Funds Allocation Fund	151.2
13449	Mutual International Securities Fund	2.0
	Franklin Templeton Variable Insurance Products Trust (20)		30,538.3	2,500,000

15988	Franklin Pelagos Commodities Strategy Fund	11.7
15989	Franklin Pelagos Managed Futures Strategy Fund	11.2
	Franklin Alternative Strategies Funds (2)		22.9	250,000

	INDIVIDUAL FUNDS THAT ARE NOT PART OF A MULTI SERIES TRUST
30	Templeton Global Smaller Companies Fund	876.2	876.2	1,000,000
105	Templeton Growth Fund. Inc.	14,375.3	14,375.3	2,500,000
111	Templeton Emerging Markets Fund	341.6	341.6	750,000
146	Templeton Global Income Fund	1,183.9	1,183.9	1,250,000
201	Templeton Global Opportunities Trust	633.1	633.1	900,000
337	Templeton Russia and East European Fund, Inc	87.2	87.2	450,000
505	Templeton Developing Markets Trust	2,269.5	2,269.5	1,700,000
555	Templeton Emerging Markets Income Fund	726.5	726.5	900,000
581	Templeton Dragon Fund, Inc	1,089.6	1,089.6	1,250,000
4002	Franklin Universal Trust	228.1	228.1	600,000
4021	Franklin Floating Rate Master Trust - Franklin Floating Rate Master Series	625.4	625.4	900,000
4153	Franklin New York Tax-Free Trust - Franklin New York Intermediate-Term Tax-Free Income	911.5	911.5	1,000,000
4157	Franklin Strategic Mortgage Portfolio	118.0	118.0	525,000
4184	The Money Market Portfolio	0.0	-	0
4192	Franklin Real Estate Securities Trust - Franklin Real Estate Securities Fund	403.4	403.4	750,000
4212	Franklin Templeton Global Trust - Franklin Templeton Hard Currency Fund	533.7	533.7	900,000
4301	Franklin Gold And Precious Metals Fund	2,285.7	2,285.7	1,700,000
4305	Franklin High Income Trust - Franklin High Income Fund	5,204.9	5,204.9	2,500,000
4311	Franklin Money Fund	1,666.4	1,666.4	1,500,000
4312	Franklin California Tax-Free Income Fund	14,464.5	14,464.5	2,500,000
4314	Franklin Tax-Exempt Money Fund	110.0	110.0	525,000
4315	Franklin New York Tax-Free Income Fund	6,774.3	6,774.3	2,500,000
4316	Franklin Federal Tax-Free Income Fund	11,672.6	11,672.6	2,500,000
4340	Institutional Fiduciary Trust - Money Market Portfolio	1,395.5	1,395.5	1,250,000
4358	Franklin Managed Trust - Franklin Rising Dividends Fund	7,875.5	7,875.5	2,500,000
4447	Franklin Mutual Recovery Fund	65.0	65.0	400,000
4472	Franklin Templeton Limited Duration Income Trust	541.9	541.9	900,000
4473	Templeton China World Fund	1,008.7	1,008.7	1,250,000
4511	Franklin Templeton Money Fund Trust - Franklin Templeton Money Fund	260.7	260.7	750,000

	TOTALS	398,536.2	398,536.2	69,900,000.0

Bond limit of $72 million has been reserved for the SEC Funds.